CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2013

Tel: 403 266 5608 Fax: 403 233 7833 www.bdo.ca	BDO Canada LLP 620,903 - 8th Avenue SW Calgary AB T2P OP7 Canada

Independent Auditor's Report

To the Shareholders of Dejour Energy Inc.

We have audited the accompanying consolidated financial statements of Dejour Energy Inc., which comprise the consolidated balance sheets as at December 31, 2013, and December 31, 2012 and the statements of comprehensive loss, change in shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. as at December 31, 2013, and December 31, 2012 and the its financial performance and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Emphasis of Matter

Without qualifying our audit opinion, we draw your attention to Note 2 in the consolidated financial statements that indicates that the Company has a working capital deficiency of $8,908,000, an accumulated deficit of $90,839,000. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that may cast substantial doubt about the Company's ability to continue as a going concern.

Chartered Accountants
Calgary, Alberta
March 18, 2014

DEJOUR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(CA$ thousands)	Notes	2013	2012
		$	$
ASSETS
Current
Cash and cash equivalents		505	1,508
Accounts receivable		831	549
Prepaids and deposits		49	92
Current Assets		1,385	2,149
Non-current
Deposits		447	392
Exploration and evaluation assets	5	3,281	3,890
Property and equipment	6	20,386	21,144
Total Assets		25,499	27,575

LIABILITIES
Current
Bank credit facilities	8	2,900	5,957
Loan facility	10	2,911	-
Accounts payable and accrued liabilities		2,623	2,019
Warrant liability	9	324	1,425
Derivative liability	10	287	-
Current portion of financial contract liability	12	1,248	1,305
Current Liabilities		10,293	10,706
Non-current
Decommissioning liability	11	1,212	1,429
Other liabilities		22	32
Financial contract liability	12	4,873	5,162
Total Liabilities		16,400	17,329
SHAREHOLDERS' EQUITY
Share capital	13	90,274	90,274
Contributed surplus	15	9,150	8,802
Deficit		(90,839)	(88,262)
Accumulated other comprehensive income (loss)		514	(568)
Total Shareholders' Equity		9,099	10,246
Total Liabilities and Shareholders' Equity		25,499	27,575

Approved on behalf of the Board:

"signed Robert Hodgkinson"	"signed Craig Sturrock"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Year ended December 31,
(CA$ thousands, except per share amounts)	Notes	2013	2012
		$	$
REVENUES
Gross revenues		9,317	6,882
Royalties		(1,811)	(1,116)
Total Revenues, net of royalties	21	7,506	5,766

EXPENSES
Operating and transportation		3,398	3,793
General and administrative		3,384	3,525
Financing expenses		1,182	587
Stock based compensation	15	348	866
Foreign exchange loss		505	190
(Gain) loss on disposal of E&E assets	5	185	(299)
Loss on disposal of property and equipment	6	107	-
Amortization, depletion and impairment losses	7	3,630	10,676
Change in fair value of warrant liability	9	(1,101)	(1,842)
Change in fair value of derivative liability	10	(264)	-
Gain on financial contract liability	12	(1,268)	-
Total Expenses		10,106	17,496

Loss before other items		(2,600)	(11,730)
Financial instrument loss		-	(55)
Other income		23	33

Loss for the year		(2,577)	(11,752)
Foreign currency translation adjustment		1,082	(175)

Comprehensive loss		(1,495)	(11,927)

Loss per common share - basic and diluted	16	(0.017)	(0.083)

The accompanying notes are an integral part of these consolidated financial statements.	2

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(CA$ thousands, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2013		148,916,374	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation	15			348			348
Net loss					(2,577)		(2,577)
Foreign currency translation adjustment						1,082	1,082
Balance as at December 31, 2013		148,916,374	90,274	9,150	(90,839)	514	9,099

Balance as at January 1, 2012		126,892,386	85,076	8,134	(76,510)	(393)	16,307
Shares issued via private placements, net of issuance costs		18,130,305	3,248				3,248
Issue of shares on exercise of warrants and options		3,893,683	1,466				1,466
Warrant liability reallocated on exercise of warrants			286				286
Contributed surplus reallocated on exercise of options	13		198	(198)			-
Stock-based compensation				866			866
Net loss					(11,752)		(11,752)
Foreign currency translation adjustment						(175)	(175)
Balance as at December 31, 2012		148,916,374	90,274	8,802	(88,262)	(568)	10,246

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31,
(CA$ thousands)	Notes	2013	2012
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year		(2,577)	(11,752)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		3,630	10,676
Stock based compensation		348	866
Non-cash financing expenses		1,012	53
Non-cash foreign exchange on financial contract liability		461	-
Loss on settlement of decommissioning liability		-	92
(Gain) loss on disposal of E&E assets		185	(299)
Loss on disposal of property and equipment		107	-
Gain on financial contract liability		(1,268)	-
Change in fair value of warrant liability		(1,101)	(1,842)
Change in fair value of derivative liability		(264)	-
Amortization of deferred leasehold inducement		(12)	(12)
Changes in operating working capital	16	441	(1,009)
Total Cash Flows from (used in) Operating Activities		962	(3,227)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(55)	12
E&E expenditures		(249)	(448)
Additions to property and equipment		(1,792)	(4,037)
Proceeds from sale of E&E assets		284	353
Proceeds from sale of property and equipment		477	2
Changes in investing working capital	16	(76)	(583)
Total Cash Flows (used in) Investing Activities		(1,411)	(4,701)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facilities		(3,057)	410
Advance (repayment) of loan facility		2,971	-
Advance (repayment) of financial contract liability		(468)
Shares issued on exercise of warrants and options		-	1,466
Shares issued for cash, net of share issue costs		-	4,556
Changes in financing working capital	16	-	516
Total Cash Flows from (used in) Financing Activities		(554)	6,948

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,003)	(980)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,508	2,488

CASH AND CASH EQUIVALENTS, END OF YEAR		505	1,508

Supplemental cash flow information - Note 16

The accompanying notes are an integral part of these consolidated financial statements.	4

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 18, 2014.

NOTE 2 – BASIS OF PRESENTATION

(a)      Basis of presentation

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the Internal Financial Reporting Interpretations Committee (“IFRIC”) and adopted by the Canadian Institute of Chartered Accountants (“CICA”). A summary of the Company’s significant accounting policies under IFRS is presented in note 3.

(b)      Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $8.9 million and accumulated deficit of $90.8 million. Working capital includes non-cash warrant liability and non-cash derivative liability.

On June 19, 2013, the Company, through Dejour USA, borrowed under a $3.5 million loan facility (“Loan Facility”) from a Canadian institutional lender (“Lender”). At December 31, 2013, Dejour USA was in default of its working capital ratio covenant. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at December 31, 2013.

Subsequent to December 31, 2013, DEAL renewed its Credit Facilities with a Canadian Bank and contracted to utilize $600,000 of the $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. If the proposed acquisition fails to close for whatever reason by March 31, 2014, the maximum amount will be reduced by $300,000 effective April 1, 2014. Monthly principal payments of $100,000 are still due and payable commencing March 1, 2014.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c)      Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value as explained in the accounting policies in note 3.

(d)      Use of estimates and judgments

The preparation of consolidated annual financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(e)      Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated annual financial statements and have been applied consistently by the Company’s entities.

(a)      Basis of consolidation

The consolidated annual financial statements include the financial statements of the Company and subsidiaries controlled by the Company. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

The financial statements of the subsidiaries are prepared using the same reporting period as the parent company, using consistent accounting policies.

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company accounts for the assets, liabilities, revenues and expenses related to its interest in the joint operations from the date that joint control commences until the date that it ceases.

(b)      Foreign currency

Items included in the financial statements of each consolidated entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). -

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive loss as cumulative translation differences.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)      Foreign currency (continued)

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive loss related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency differences arising on translation are recognized in profit or loss. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences recognized in the profit or loss statement of the Company’s entities’ separate financial statements on the translation of monetary items forming part of the Company’s net investment in the foreign operation are reclassified to foreign exchange reserve on consolidation.

(c)      Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(d)      Resource properties

Exploration and evaluation (“E&E”) costs

Pre-license costs are expensed in the period in which they are incurred.

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired. Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, and directly attributable overhead and administration expenses. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (“CGU’s”). Such CGU’s are not larger than an operating segment.

Exploration assets are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable or sufficient/continued progress is made in assessing the commercial viability of the E&E assets. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. When this is no longer the case, the costs are written off. Upon determination of proven reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas properties.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)      Resource properties (continued)

The Company may occasionally enter into arrangements, whereby the Company will transfer part of an oil and gas interest, as consideration, for an agreement by the transferee to meet certain E&E expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal.

Oil and gas properties and other property and equipment costs

Items of property and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When significant parts of an item of property and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by significant component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated by taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Changes in reserve estimates are dealt with prospectively. Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

Other property and equipment are depreciated based on a declining balance basis, which approximates the estimated useful lives of the asset, at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Vehicle	30%
Leasehold improvements	term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Other property and equipment are allocated to each of the Company’s primary cash-generating units, based on estimated future net revenue, consistent with the recoverable values applied in the most recent impairment test.

Derecognition

The carrying amount of an item of property and equipment is derecognized on disposal, when no beneficial interest is retained, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of ownership and is no longer the beneficiary of the rewards of ownership. Where the asset is derecognized, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

On the disposition of an undivided interest in a property, where an economic benefit remains, the Company recognizes the farm out only on the receipt of consideration by reducing the carrying amount of the related property with any excess recognized in profit or loss of the period.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)      Resource properties (continued)

Major maintenance and repairs

The costs of day-to-day servicing are expensed as incurred. These primarily include the costs of labor, consumables and small parts. Material costs of replaced parts, turnarounds and major inspections are capitalized as it is probable that future economic benefits will be received. The carrying value of a replaced part is derecognized in accordance with the derecognition principles above.

Jointly controlled assets and operations

The Company has certain exploration and production activities that are conducted under joint operating agreements whereby two or more parties jointly control the assets. These financial statements reflect the Company’s assets, including its share of any assets held jointly; its liabilities, including its share of any liabilities incurred jointly; and, once production commences, its revenue from the sale of its share of the output arising from the joint operation; and its expenses, including its share of any expenses incurred jointly.

(e)      Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

Decommissioning liability

A decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related asset. The amount recognized is management’s estimated cost of decommissioning, discounted to its present value using a risk free rate. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision and a corresponding adjustment to the related asset unless the change arises from production. The unwinding of the discount on the decommissioning provision is included as a finance cost. Actual costs incurred upon settlement of the decommissioning liability are charged against the provision to the extent the provision was established.

(f)      Earnings (loss) per share

Basic earnings (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods.

Diluted earnings (loss) per common share is calculated by dividing the profit or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. The diluted earnings (loss) per share figure is equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)      Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that will eventually vest. Where equity instruments are granted to employees, they are recorded at the instruments grant date fair value.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value of the share-based payment is measured by use of a valuation model to measure the value of the equity instruments issued. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration received.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(h)      Revenue recognition

Revenue from the sale of oil and petroleum products is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue is stated after deducting sales taxes, excise duties and similar levies.

Revenue from the production of oil and natural gas in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant production sharing contracts.

(i)      Financial instruments

Financial assets

Financial assets are classified as one of the following categories. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)      Financial instruments (continued)

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company’s loans and receivables comprise cash and cash equivalents and accounts and other receivables.

Held-to-maturity investments

Held to maturity investments are initially measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. The Company does not currently have any held-to-maturity investments.

Available-for-sale assets

Available-for-sale assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income (loss) until the asset is realized or impairment is viewed as other than temporary, at which time they will be recorded in profit or loss. The Company does not currently have any available-for-sale assets.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company does not have any financial assets at fair value through profit or loss.

Financial liabilities

Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred.

The Company’s other financial liabilities comprise accounts payable and accrued liabilities, line of credit and financial contract liabilities. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Any revision to the amount or timing of cash flows related to an instrument is reflected in its carrying amount by computing the present value of the revised cash flows at the instrument’s initial effective interest rate. The change in carrying amount is reflected in profit or loss of the period. Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days from receipt of invoice.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)      Financial instruments (continued)

The Company has derivative financial instruments in the form of warrants issued in US dollars, or with certain adjustment provisions, and contracts entered into to manage its exposure to volatility in commodity prices. Commodity contracts are not used for trading or other speculative purposes. Such derivative financial instruments are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss.

For outstanding warrants at each reporting period, the liability change between reporting periods is recorded in the consolidated statement of comprehensive income (loss). As warrants are exercised, immediately before exercise, the liability on these exercised warrants is re-measured and the valuation change is recorded in the consolidated statement of comprehensive income (loss). Upon exercise, the re-measured warrant liability on these exercised warrants is eliminated and there is an offsetting entry to share capital.

Financial instrument measurement

If the market value for a financial instrument is not an active market the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transaction between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. The fair value of a financial instrument will be based on one or more factors that may include the time value of money, credit risk, commodity prices, equity prices, volatility, servicing costs and other factors.

(j)      Impairment

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost- The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Non-financial assets

For the purpose of impairment testing, assets are grouped together in CGUs, which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The carrying value of long-term assets is reviewed at each period for indicators that the carrying value of an asset or a CGU may not be recoverable. The Company uses geographical proximity, geological similarities, analysis of shared infrastructure, commodity type, assessment of exposure to market risks and materiality to define its CGUs. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated. If the carrying value of the asset or CGU exceeds the recoverable amount, the asset or CGU is written down with an impairment recognized in profit or loss.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction. For resource properties, fair value less costs to sell may be determined by using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the net present value of future net cash flows expected from the continued use of the asset or CGU. Refer to note 3(d) for more details.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)      Impairment (continued)

Impairment losses recognized in prior years are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

(k)      Taxes

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable profit. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the asset is realized or the liability is settled, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, when they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as a reduction of revenues.

(l)      Share capital

The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)      Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as deferred income tax recovery and the related deferred tax is recognized as a tax provision. To the extent that the Company has available tax pools for which the benefit has not been previously recognized, that are probable to be utilized, a deferred income tax recovery is recognized at the time of renunciation of the tax pools. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(n)      Borrowing costs

Borrowing costs directly associated with the acquisition, construction or production of a qualifying asset are capitalized when a substantial period of time is required to make the asset ready for its intended use. To the extent general borrowings are used for the purpose of obtaining a qualifying asset, the related costs are capitalized based on the weighted average of the borrowing costs applicable to the total outstanding borrowings in the period other than those made specifically for the purpose of the acquisition, construction or production of a qualifying asset. All other borrowing costs are recognized as an expense in the period in which they are incurred.

(o)      Changes in accounting policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2013. These changes are made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of its wholly-owned subsidiaries, Dejour USA, DEAL, Wild Horse, and 0855524 B.C. Ltd.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The other amendments to IAS 28 did not affect the Company. The Company classified its joint arrangements in accordance with IFRS 11 on January 1, 2013 and concluded that the adoption of the standard did not result in any changes in the accounting for its joint arrangements.

IFRS 12, Disclosure of Interests in Other Entities, combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The adoption of the standard did not impact the disclosures in the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to the Company’s methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)      Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2014 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IFRS 9, Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The amendments to IFRS 9 will be effective as of January 1, 2018. The Company will continue to monitor the changes to this standard as they arise and will determine the impact accordingly.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments to IAS 36 are effective as of January 1, 2014.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

Decommissioning liability

Decommissioning liabilities have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination and restoration techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Income taxes

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. All tax filings are subject to audit and potential reassessment. Accordingly, the actual income tax liability may differ significantly from the estimated and recorded amounts.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Financial contract liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet.

At December 31, 2013, the balance of the financial contract liability was revised to reflect actual and revised estimated cash flows resulting in a gain in financial contract liability of $1,268,000. The revisions to the actual and revised cash flows resulted from i) downward revisions in estimated future net revenue from the 2013 sale of ethane in Dejour USA due to poor market conditions; ii) delays in the commencement of 2013 drilling operations in Dejour USA, and iii) an industry-standard, interim natural gas marketing contract in Dejour USA which failed to credit the Company with full natural gas liquids recoveries for 2013.

Despite the reduction in the carrying value of the financial contract liability at December 31, 2013, the corresponding asset on the Company’s balance sheet required no related charge for impairment. This resulted from a successful 2013 drilling program which converted 47 “probable” drilling locations at December 31, 2012 to “proven” as at December 31, 2013 –Note 12.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2013, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli) – Note 6.

Financial instrument

When estimating the fair value of financial instruments, the Company uses third-party models and valuation methodologies that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2012	533	72	27,772	28,377
Additions	-	2	315	317
Change in decommissioning provision	-	(23)	-	(23)
Disposals	-	-	(2,132)	(2,132)
Foreign currency translation and other	-	(28)	(492)	(520)
Balance at December 31, 2012	533	23	25,463	26,019
Additions	-	10	134	144
Change in decommissioning provision	-	37	-	37
Disposals	(533)	-	(8,930)	(9,463)
Foreign currency translation and other	-	-	1,631	1,631
Balance at December 31, 2013	-	70	18,298	18,368

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2012	(10)	-	(23,084)	(23,094)
Impairment losses	(261)	-	(1,245)	(1,506)
Disposals	-	-	2,083	2,083
Foreign currency translation and other	-	-	388	388
Balance at December 31, 2012	(271)	-	(21,858)	(22,129)
Impairment losses (Note 7)	(132)	-	(415)	(547)
Disposals	403	-	8,557	8,960
Foreign currency translation and other	-	-	(1,371)	(1,371)
Balance at December 31, 2013	-	-	(15,087)	(15,087)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2012	262	23	3,605	3,890
At December 31, 2013	-	70	3,211	3,281

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

During the year ended December 31, 2013, the Company sold its interests in all uranium exploration leases to unrelated third parties for gross proceeds of $150,000.

United States Exploration and Evaluation Properties

As at December 31, 2013, the Company holds oil and gas leases in the Piceance, Paradox and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

During the year ended December 31, 2013, the Company sold its working interests in certain oil and gas leases in the areas of Colorado and Utah to unrelated third parties for gross proceeds of $134,000 (US$129,000).

During the year ended December 31, 2013, the Company capitalized $79,000 (December 31, 2012 – $104,000) of general and administrative costs related to its US oil and gas interests.

The E&E asset impairment is $415,000 and $1,245,000 for the year ended December 31, 2013 and December 31, 2012, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction less estimated costs to sell. There was no recoverable amount on expired leases.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2012	23,149	4,076	326	27,551
Additions	1,420	9,075	7	10,502
Change in decommissioning provision	131	(1)	-	130
Disposals	-	-	(17)	(17)
Foreign currency translation and other	-	(74)	(2)	(76)
Balance at December 31, 2012	24,700	13,076	314	38,090
Additions	21	2,206	7	2,234
Change in decommissioning provision	(171)	23	-	(148)
Disposals	-	(1,902)	-	(1,902)
Foreign currency translation and other	-	876	4	880
Balance at December 31, 2013	24,550	14,279	325	39,154

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2012	(7,118)	(440)	(233)	(7,791)
Amortization and depletion	(2,737)	-	(29)	(2,766)
Impairment losses	(4,913)	(1,491)	-	(6,404)
Disposals	-	-	10	10
Foreign currency translation and other	-	4	1	5
Balance at December 31, 2012	(14,768)	(1,927)	(251)	(16,946)
Amortization and depletion (Note 7)	(2,036)	(493)	(25)	(2,554)
Impairment losses (Note 7)	(529)	-	-	(529)
Disposals	-	1,318	-	1,318
Foreign currency translation and other	-	(55)	(2)	(57)
Balance at December 31, 2013	(17,333)	(1,157)	(278)	(18,768)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2012	9,932	11,149	63	21,144
At December 31, 2013	7,217	13,122	47	20,386

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Canadian Oil and Gas Interests

At December 31, 2013, the Company had 5 property leases held on its behalf by a third party.

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2013 included estimated future development costs of $899,000 (December 31, 2012 - $Nil) associated with the development of proved undeveloped reserves.

During the year ended December 31, 2013, the Company capitalized $Nil (December 31, 2012 – $2,000) of general and administrative costs related to its Canadian oil and gas interests.

At December 31, 2013, the Company performed an impairment test on certain oil and gas interests to assess the recoverable value of these properties when indicators of impairment were present.

The Developed and Proved (D&P) asset impairment is $529,000 and $4,913,000 for the year ended December 31, 2013 and December 31, 2012, respectively. The impairment was recognized because the carrying value of certain CGU exceeded the recoverable amount. The impairment was recognized based on the difference between the carrying value of cash generating unit and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on observable market prices for which the asset could be sold in a comparable arm’s length transaction, less estimated costs to sell. Recoverable amount was the fair value less costs to sell determined using cash flows attributed to the proved and probable reserves, discounted at 10%, adjusted for assumptions that an independent market participant may take into account (Note 23).

The benchmark prices on which the December 31, 2013 impairment indicators were assessed are as follows:

	Natural gas	Condensate	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2014	4.03	105.20	92.76
2015	4.26	107.11	97.37
2016	4.50	107.00	100.00
2017	4.74	107.00	100.00
2018	4.97	107.00	100.00
2019	5.21	107.00	100.00
2020	5.33	107.82	100.77
2021	5.44	109.97	102.78
2022	5.55	112.17	104.83
2023	5.66	114.41	106.93
Each benchmark price increased on average approximately 2% from 2014 and thereafter

United States Oil and Gas Interests

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2013 included estimated future development costs of $258.8 million (December 31, 2012 - $326.9 million) associated with the development of proved undeveloped reserves. During fiscal 2012, the Company did not have any production from its US oil and gas interests and accordingly did not deplete any of its US oil and gas interests.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

During the year ended December 31, 2013, the Company sold its working interests in certain oil and gas leases in the area of Colorado to a related third party for gross proceeds of $477,000 (US$450,000) – Note 17(f).

During the year ended December 31, 2013, the Company capitalized $520,000 (December 31, 2012 – $539,000) of general and administrative costs related to its US oil and gas interests.

The D&P asset impairment is $Nil and $1,491,000 for the year ended December 31, 2013 and December 31, 2012, respectively. Of the $1.5 million impairment recorded for the year ended December 31, 2012, $1.3 million was related to South Rangely property that was disposed in December 2013. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. Recoverable amount was the fair value less costs to sell determined using cash flows attributed to the proved and probable reserves, discounted at 10%, adjusted for assumptions that an independent market participant may take into account (Note 23).

The benchmark prices on which the December 31, 2013 impairment indicators were assessed are as follows:

Natural gas
(Henry Hub)
US$ / mmbtu
2014	4.38
2015	4.15
2016	4.00
2017	3.98
2018	4.20
2019	4.32
2020	4.49
2021	4.63
2022	4.77
2023	4.91
2024	5.06
2025	5.25
2026 and thereafter	5.49

* At December 31, 2013, the US$ to CAD$ exchange rate was 1.0636.

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2013	2012
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	547	1,506

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,554	2,766
Impairment losses (Note 6)	529	6,404
	3,630	10,676

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – BANK LINE OF CREDIT

On March 28, 2013, DEAL signed a new agreement with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)

Credit Facility “A” – Revolving Operating Demand Loan - $3.7 million, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)

Credit Facility “B” – Non-Revolving Demand Loan - $2.25 million. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1.45 million) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. On June 5, 2013, DEAL renewed the Credit Facilities with the Bank and the maximum amount of Credit Facility “A” was reduced to $3.5 million. On June 19, 2013, Credit Facility “B” was repaid in full (note 10). Further, on December 16, 2013 and amended on February 18, 2014, DEAL renewed the Credit Facility “A” with the Bank and contracted to utilize $600,000 of the $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. If the proposed acquisition fails to close for whatever reason by March 31, 2014, the maximum amount of Credit Facility “A” will be reduced by $300,000 effective April 1, 2014. Monthly principal payments of $100,000 are still due and payable commencing March 1, 2014. The next annual review is scheduled on or before May 1, 2014.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2013, DEAL was in compliance with its working capital ratio requirement.

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit orloss for the period.

	#	$

Balance at January 1, 2012	10,119,584	2,245
Granted, investor warrants	13,597,729	1,308
Exercise of warrants – value reallocation	(2,419,584)	(286)
Change in fair value	-	(1,842)
Balance at December 31, 2012	21,297,729	1,425
Change in fair value	-	(1,101)
Balance at December 31, 2013	21,297,729	324

In June 2012, the Company issued 13,597,729 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.40 beginning 6 months from the date of issuance until June 4, 2017. The fair value of these granted investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – WARRANT LIABILITY (continued)

		December 31,		December 31,
As at		2013		2012		June 4, 2012

Exercise price	US$	0.40	US$	0.40	US$	0.40
Share price	US$	0.12	US$	0.22	US$	0.24
Expected volatility		70%		85%		91%
Expected life		2.55 years		3.55 years		5 year
Dividends		0.0%		0.0%		0.0%
Risk-free interest rate		0.7%		0.5%		0.7%

During the year ended December 31, 2013, none of the US$ warrants were exercised (December 31, 2012 – 2,419,584).

NOTE 10 – LOAN FACILITY

On June 19, 2013, the Company borrowed $3.5 million (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility bears interest at 14%, payable monthly, and matures on December 14, 2014. The principal is repayable any time after December 18, 2013 without penalty. Related financing costs of $348,000 have been deducted in determining the fair value of the Loan Facility and certain incentive share purchase warrants (“Warrant” or “Warrants”) issued to the Lender. Security for the Loan Facility is comprised of a First Deed of Trust on certain of the Company’s U.S. oil and gas interests, including a general security agreement, a second mortgage on the Company’s Canadian properties, and the guaranty of the Company and Dejour USA.

As partial consideration for providing the Loan Facility, the Company issued the Lender 7,291,667 Warrants. Each Warrant entitles the holder to acquire one common share at a price of $0.24 per share any time prior to June 18, 2015. If the Company issues any common shares at a price per share less than $0.24 (the “Issue Price”) any time until December 18, 2013, then the exercise price of the Warrants would automatically be reduced to the higher of (i) the Issue Price and (ii) $0.20. Shares acquired through the exercise of Warrants prior to October 18, 2013 are restricted from sale through the facilities of the Canadian stock exchange.

The Company has determined the Loan Facility as being a financial liability with an embedded derivative liability. Therefore, the embedded derivative liability is measured first and the residual value is assigned to the financial liability. On initial recognition, the fair value of the derivative liability of $551,000 was estimated using an option pricing model.

The residual value assigned to the financial liability of $2,949,000 at initial recognition was the fair value of the entire transaction ($3.5 million) less the value assigned to the embedded derivative liability ($551,000). Related financing costs of $348,000 were apportioned to the financial liability and the embedded derivative liability. The portion attributed to the embedded derivative of $54,000 was expensed immediately and the remainder of the costs were deducted from the carrying amount of the financial liability and will be amortized over the term of the liability.

At initial recognition, the carrying value of the financial liability was as follows:

	Fair Value	Financing Costs	Carrying Value
	$	$	$
Financial liability	2,949	(294)	2,655
Derivative liability	551	–	551
	3,500	(294)	3,206

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – LOAN FACILITY (continued)

The derivative liability is carried at fair value through profit and loss and the instrument is re-measured at each reporting date using an option pricing model. For the year ended December 31, 2013, the Company recorded an unrealized gain on the derivative liability of $264,000 (year ended December 31, 2012 - $Nil). The following key inputs to obtain the valuation:

As at	December 31, 2013	June 18, 2013
Exercise price	$0.24	$0.24
Share price	$0.15	$0.20
Expected volatility	84%	79%
Expected life	1.5 years	2 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.1%	1.1%

As at December 31, 2013, the carrying value of the financial liability is:

	December 31,	December 31,
	2013	2012
	$	$
Balance upon initial recognition	2,655	-
Accretion expense	494	-
Interest paid	(238)	-
Balance at December 31, 2013	2,911	-

Accretion expense of $494,000 (year ended December 31, 2012 – $Nil) is included in financing expenses. Other terms and conditions of the Loan Facility are:

(a)

Commencing September 30, 2013, Dejour USA is required to maintain a working capital ratio of greater than 1:1, as defined, at all times. The working capital ratio is defined as the ratio of (i) current assets to (ii) current liabilities (excluding any liability pursuant to the Drilling Fund – Note 12);

(b)	Restrictions on borrowings; and
(c)	No changes to the Company’s senior management team without the Lender’s written consent.

At December 31, 2013, Dejour USA was in default of its working capital ratio covenant. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at December 31, 2013.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2012	1,217	122	1,339
Change in estimated future cash flows	107	-	107
Disposals	(34)	-	(34)
Actual costs incurred and other	(4)	(3)	(7)
Unwinding of discount	22	2	24
Balance at December 31, 2012	1,308	121	1,429
Change in estimated future cash flows	(134)	23	(111)
Disposals	-	(35)	(35)
Actual costs incurred	(112)	8	(104)
Unwinding of discount	30	3	33
Balance at December 31, 2013	1,092	120	1,212

(1) relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2013:
Discount rate	2.55%	2.72%
Inflation rate	2.00%	2.00%

As at December 31, 2012:
Discount rate	1.72%	1.82%
Inflation rate	2.50%	2.50%

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”), that is associated through a relationship with a former director of the Company, to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;

(b)

The Drilling Fund contributed US$6.5 million cash directly to a drilling company, that is owned by a former consultant of Dejour USA, as prepaid drilling costs; during the year ended December 31, 2013, the Drilling Fund also committed to invest a further US$500,000 in the four wells for a total of US$7.0 million. As at December 31, 2013, US$417,000 of the incremental US$500,000 has been invested for a total of US$6.9 million;

(c)

Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program; in September 2013, Dejour USA signed an amendment with the Drilling Fund and agreed to earn the revised “before payout” working interest of 15.88% to 22.23% and revised “after payout” working interest of 29.77% to 41.67% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program;

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

(d)

The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Wells. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and

(e)

The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest itself of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). During the year ended December 31, 2013, the Company increased property and equipment and financial contract liability by $443,000 (US$417,000) of the incremental US$500,000 advance received in the year. On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change – Note 4. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Current portion of financial contract liability (US$1,173)	(1,248)
Non-current portion of financial contract liability (US$4,582)	4,873

The reduction in the financial contract liability is estimated to be:

	US$	CAD$
2014	1,173	1,248
2015	412	438
2016	4,170	4,435

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

		$value of
	# of shares	shares
Balance at January 1, 2012	126,892,386	85,076
Issue of shares on exercise of warrants and options	3,893,683	1,466
Warrant liability reallocated on exercise of warrants	-	286
Contributed surplus reallocated on exercise of options	-	198
Shares issued via private placements, net of issuance costs	18,130,305	3,248
Balance at December 31, 2012 and 2013	148,916,374	90,274

During the year ended December 31, 2012, the Company completed the following:

In June 2012, the Company completed a private placement of 18,130,305 units at US$0.26 per unit. Each unit consists of one common share and 3/4 of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.40 per common share beginning 6 months from the date of issuance until June 4, 2017. Gross proceeds raised were $4,909,000 (US$4,714,000). In connection with this private placement, the Company paid finders’ fees of $295,000 (US$283,000) and other related costs of $187,000. The grant date fair value of the warrants, estimated to be $1,308,000, has been recognized as a derivative financial liability (Note 10). Issue costs of $129,000 related to the warrants were expensed.

During the year ended December 31, 2012, 2,968,683 warrants denominated in US dollars (including 549,099 agents’ warrants) were exercised with an average common share market price of US$0.47 and 925,000 stock options were exercised with an average common share market price of $0.51.

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)     Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2012	8,504,000	0.39
Options granted	9,660,002	0.25
Options exercised (Note 13)	(925,000)	0.38
Options cancelled	(2,335,001)	0.43
Options forfeited	(514,375)	0.42
Balance at December 31, 2012	14,389,626	0.29
Options granted	3,750,000	0.18
Options cancelled	(5,919,000)	0.39
Options forfeited	(1,598,125)	0.30
Balance at December 31, 2013	10,622,501	0.20

Details of the outstanding and exercisable stock options as at December 31, 2013 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.18	3,050,000	0.18	2.26	2,956,250	0.18	2.26
$0.20	7,522,501	0.20	1.70	6,797,501	0.20	1.67
$0.45	50,000	0.45	0.12	50,000	0.45	0.12
	10,622,501	0.20	1.85	9,803,751	0.20	1.84

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2013	2012

Fair value at grant date	$0.07	$0.08

Exercise price	$0.18	$0.25
Share price	$0.18	$0.25
Expected volatility	81.18%	82.70%
Expected option life	1.42 years	1.59 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.01%	1.12%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.48% (2012 – 5.90%) is used when recording stock based compensation.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b) Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2012	18,423,590	0.43
Warrants granted	13,597,729	0.40
Warrants exercised	(2,968,683)	0.37
Balance at December 31, 2012	29,052,636	0.42
Warrants granted	7,291,667	0.24
Balance at December 31, 2013	36,344,303	0.40

Details of the outstanding and exercisable warrants as at December 31, 2013 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.24	7,291,667	0.24	1.56	7,291,667	0.24	1.56
$0.40	3,642,856	0.40	1.88	3,642,856	0.40	1.88
$0.55	4,015,151	0.55	0.47	4,015,151	0.55	0.47
$0.40 US	7,700,000	0.42	0.98	7,700,000	0.42	0.98
$0.40 US	13,597,729	0.42	3.43	13,597,729	0.42	3.43
$0.46 US	96,900	0.49	0.84	96,900	0.49	0.84
	36,344,303	0.40	2.04	36,344,303	0.40	2.04

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

NOTE 15 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2012	8,134
Stock based compensation	866
Exercise of options – value reallocation	(198)
Balance at December 31, 2012	8,802
Stock based compensation	348
Balance at December 31, 2013	9,150

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – SUPPLEMENTAL INFORMATION

(a) Changes in working capital consisted of the following:

	Year ended December 31
	2013	2012
	$	$
Changes in working capital:
Accounts receivable	(282)	338
Share subscription receivable	-	516
Prepaids and deposits	43	9
Accounts payable and accrued liabilities	604	(1,939)
	365	(1,076)

Comprised of:
Operating activities	441	(1,009)
Investing activities	(76)	(583)
Financing activities	-	516
	365	(1,076)

Other cash flow information:
Cash paid for interest	176	234
Income taxes paid	-	-

(b) Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as there are no dilutive effects on losses. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2013	2012
Weighted average common shares outstanding
Basic	148,916,374	141,056,221
Diluted	148,916,374	141,056,221

(c) The Company had the following non-cash transaction:

	Year ended December 31,
	2013	2012
	$	$
Non-cash financing for drilling operations of property and equipment (note 12)	443	6,467

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 17 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013 and 2012, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $1,173,000 (2012 - $1,194,000) and non-cash stock-based compensation of $302,000 (2012 - $412,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $21,200 (2012 - $30,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at December 31, 2013 is $10,000 (December 31, 2012 - $20,000) owing to HEC.

(d)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(e)

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 12). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

(f)

In December 2013, Dejour USA sold its working interests in certain non-core oil and gas leases in the area of Colorado to a related U.S. oil and gas corporation for gross proceeds of $477,000 (US$450,000). A director of the Company is the President of the U.S. oil and gas corporation. The sale price represented the higher of two competing offers to purchase the oil and gas leases in Colorado and the director of the Company abstained from voting to approve the Company’s sale of the leases.

NOTE 18 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 18 –INCOME TAXES (continued)

	2013	2012
	$	$
Loss before income taxes	(2,576)	(11,752)
Corporate tax rate	25.21%	28.48%

Expected tax recovery	(649)	(3,347)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in statutory tax rates	(352)	475
Impact of foreign exchange rate changes	(452)	259
Change in unrecognized deferred tax assets	2,251	2,799
Stock based compensation and share issue costs	(197)	(197)
Non taxable amounts	(601)	(121)

Other adjustments	-	132
Deferred income tax recovery	-	-

No deferred tax asset has been recognized in respect of the following losses and deductable temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2013	2012
	$	$
Deferred income tax assets
Non-capital losses available	20,026	11,290
Capital losses available	1,072	1,030
Resource tax pools in excess of net book value	2,495	8,928
Share issue costs and other	153	247
Unrecognized deferred tax assets	23,746	21,495

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2013	2012
	$	$
Canada:
Exploration and development expenditures	15,050	17,218
Unamortized share issue costs	858	988
Capital losses	8,242	8,242
Non-capital losses	24,918	22,762
	49,068	49,210

United States:
Exploration and development expenditures	17,039	33,287
Non-capital losses	36,112	15,324
	53,151	48,611

Total	102,219	97,821

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 18 – INCOME TAXES (continued)

The exploration and development expenditures at December 31, 2013 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2015	1,729	-	1,729
2026	-	2,146	2,146
2027	4,152	2,861	7,013
2028	4,674	215	4,889
2029	3,373	2,769	6,142
2030	2,070	2,353	4,423
2031	2,407	2,369	4,776
2032	4,357	3,669	8,026
2033	2,156	19,730	21,886
	24,918	36,112	61,030

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

NOTE 19 – COMMITMENTS

The Company has entered into lease agreements on office premises for its various locations. Future minimum annual lease payments under the leases are as follows:

$
2014	187
2015	52
239

NOTE 20 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31
	2013	2012
	$	$
Salaries, benefits and fees	1,173	1,194
Non-cash stock-based compensation	302	412
	1,475	1,606
Capitalized portion of salaries and fees	(251)	(193)
	1,224	1,413

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 21 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$
Year ended December 31
Revenues	6,039	5,766	1,467	-	7,506	5,766
Segmented income (loss)	(1,552)	(8,361)	(1,025)	(3,390)	(2,577)	(11,752)
Amortization, depletion and impairment losses	2,714	7,927	916	2,749	3,630	10,676
Interest expense	669	233	486	1	1,155	234

As at December 31
Total capital expenditures	37	1,423	2,341	9,389	2,378	10,812

NOTE 22 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive income (loss) were as follows:

As at	December 31, 2013	December 31, 2012
	$	$
Foreign currency translation adjustment	514	(568)
	514	(568)

NOTE 23 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that financial asset or financial liability. Due to the use of subjective judgments and uncertainties in the determination of these fair values the values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

  Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

  Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

  Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The recoverable amount of developed and producing properties was determined based on fair value less costs to sell (see Note 6). The model has significant unobservable inputs (level 3).

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 23 – DETERMINATION OF FAIR VALUES (continued)

At December 31, 2013 and December 31, 2012, fair value of warrant liability is measured using the Hull-White Trinomial option pricing model with significant unobservable inputs (Level 3). The derivative liability is measured using an option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

Included in E&E assets as at December 31, 2013 of $3,281,000 (December 31, 2012 - $3,890,000) is carried at fair value. Included in property and equipment as at December 31, 2013 of $20,386,000 (December 31, 2012 - $21,144,000) is carried at fair value.

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company operates in the United States, giving rise to exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk. This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

(a)      Credit Risk

Credit risk arises from credit exposure to receivables due from joint venture partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2013 and 2012, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2013, the Company’s receivables consist of $4,000 (2012 - $30,000) from joint interest partners, $760,000 (2012 - $494,000) from oil and natural gas marketers and $67,000 (2012 - $25,000) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2013, $Nil (2012 - $Nil) of accounts receivable are past due.

(b)      Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The nature of the oil and gas industry is capital intensive and the Company maintains and monitors a certain level of cash flow to finance operating and capital expenditures.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(b)      Liquidity Risk (continued)

The Company’s ongoing liquidity and cash flow are impacted by various events and conditions. These events and conditions include but are not limited to commodity price fluctuations, general credit and market conditions, operation and regulatory factors, such as government permits, the availability of drilling and other equipment, lands and pipeline access, weather, and reservoir quality.

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations.

The following are the contractual maturities of financial liabilities as at December 31, 2013:

	Carrying amount	2014
	$	$
Accounts payable and accrued liabilities	2,623	2,623
Bank credit facilities	2,900	2,900
Loan facility	2,911	3,500
	8,434	9,023

For the contractual maturities of financial contract liability as at December 31, 2013, see note 12 for details.

(c)      Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company utilizes financial derivatives to manage certain market risks. All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(i)      Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2013 and 2012.

The Company was exposed to the following foreign currency risk at December 31:

	2013	2012
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	376	1,031
Accounts receivable	421	30
Accounts payable and accrued liabilities	(1,613)	(869)
Balance sheet exposure	(816)	192

The following foreign exchange rates applied for the year ended and as at December 31:

	2013	2012
December 31, reporting date rate	1.0636	0.9949
YTD average USD to CAD	1.0301	0.9999

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)      Market Risk (continued)

(i)      Foreign Currency Exchange Risk (continued)

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $82,000 at December 31, 2013 (2012 - $19,000 decrease of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)      Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At the year ended December 31, 2013, the Company was exposed to interest rate fluctuations on its bank credit facility which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2013 would have increased or decreased net loss by $41,000. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2013 and 2012.

(iii)    Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2013 would have decreased or increased net loss by $85,000. The Company had no commodity contracts in place at December 31, 2013.

(d)    Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, bank line of credit, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2013, the Company is in compliance with the covenant for its bank credit facility (Note 8) and is in default of the covenant for its loan facility (note 10).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2013.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 25 – SUBSEQUENT EVENTS

(a)

Subsequent to December 31, 2013, the Company completed a non-brokered private placement of 7 million common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finder fees of $27,000 in cash. Directors and Officers purchased 900,000 common shares of this placement.

(b)

On March 5, 2014, a lawsuit was initiated against the Company and its wholly-owned US subsidiary for alleged breach of a December 12, 2013 “Letter of Intent” with respect to a proposed farmin arrangement on oil and gas properties owned by the subsidiary and related legal claims.

The Company is of the opinion the lawsuit’s claims are frivolous and vexatious. The lawsuit is not expected to have a material adverse affect on the financial statements.